NETWORK CN INC.
21/F., Chinachem Century Tower
178 Gloucester Road
Wanchai, Hong Kong
(852) 2833-2186
February 28, 2007

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attn:	Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies

	Re:	Network CN Inc. (formerly known as Teda Travel Group Inc.)
Registration Statement on Form SB-2 (File No. 333-136171)

Dear Mr. Reynolds

                 Pursuant to Rule 477(a) and (c) under the Securities Act of 1933, as amended (the “Act”), Network CN Inc., a Delaware corporation (formerly known as Teda Travel Group Inc.) (the “Company”), hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s registration statement on Form SB-2 (File No. 333-136171) filed with the Commission on July 31, 2006 (the “Resale Registration Statement”). The Resale Registration Statement was intended to register the resale of up to an aggregate of 7,225,000 shares of the Company’s common stock, of which 7,000,000 shares have been issued and are outstanding and 225,000 shares are issuable upon exercise of outstanding options. The Resale Registration Statement has not been declared effective and the Company hereby confirms that no securities have been offered or sold pursuant to the Resale Registration Statement. The shares of common stock to be registered were originally issued to selling security holders in private placements exempt from registration pursuant to Section 4(2) and Regulation D of the Act. The Company was not registering shares of common stock for sale by the Company.

                 The Company plans to undertake private offerings under Regulation D in reliance on Rule 155(c) of the Act. Accordingly, the Company believes that the withdrawal of the Resale Registration Statement is consistent with the public interest and the protection of investors.

                 It is our understanding that this application for withdrawal of the Resale Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

                 If you have any questions or comments about the foregoing, please call the undersigned at (852) 2833-2186 or Scott C. Kline, Esq. of Crone Rozynko LLP, the Company’s counsel, at (415) 955-8900.

Sincerely,

/s/ Daley Mok
Daley Mok
Chief Financial Officer

cc:	Scott C. Kline, Esq.
Crone Rozynko LLP